UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2021

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

The Registrant's Material Change Report dated September 21, 2021 (regarding the completion of the acquisition of 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc.), included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-39152), furnished to the Commission on the date hereof, is incorporated by reference into the Registrant's Registration Statements on Form F-10 (Commission File Nos. 333-236780 and 333-254995).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: September 24, 2021	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report dated September 21, 2021 (regarding the completion of the acquisition of 100% of the issued and outstanding shares of Lucid Psycheceuticals Inc.).